(Reference Translation)

August 27, 2024

Company name:	TOYOTA MOTOR CORPORATION
Representative:	Koji Sato, President
(Code number: 7203; TSE Prime/NSE Premier)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: 0565-28-2121)

Notice Concerning Results of Repurchase of Shares Through Tender Offer

TOYOTA MOTOR CORPORATION (the “Company”) resolved, by way of a written resolution dated July 23, 2024 in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act (Act No. 86 of 2005, as amended) and its articles of incorporation, to acquire its treasury shares and to conduct a tender offer as a specific method of acquiring such shares (the “Tender Offer”), in each case pursuant to Article 156, Paragraph 1 of the Companies Act, which is applicable in accordance with Article 165, Paragraph 3 of the Companies Act, and its articles of incorporation, and conducted the Tender Offer from July 24, 2024. The Company hereby announces that the Tender Offer has been completed as of August 26, 2024. Details are described below.

1.	Outline of Tender Offer

(1)	Name and address of the tender offeor
TOYOTA MOTOR CORPORATION
1 Toyota-Cho, Toyota City, Aichi Prefecture

(2)	Type of listed shares under the Tender Offer
Common stock

(3)	Tender offer period

(I)	Tender offer period (the “Tender Offer Period “)
July 24, 2024 (Wednesday) through August 26, 2024 (Monday) (23 business days)

(II)	Publication date for commencement of the Tender Offer
July 24, 2024 (Wednesday)

(4)	Tender offer price
2,781 yen per share of common stock

(5)	Method of settlement

(I)	Name and address of the head office of the financial instruments business operator/bank that will effect settlement of the Tender Offer

Nomura Securities Co., Ltd.
1-13-1 Nihonbashi, Chuo-ku, Tokyo

(II)	Date of commencement of settlement
September 18, 2024 (Wednesday)

(III)	Method of settlement

After the expiration of the Tender Offer Period, a written notice of purchase through the Tender Offer will be promptly sent by post to the address of those who consented to the application for the purchase or applied for the sale of shares, etc. in relation to the Tender Offer (the “Tendering Shareholders”) (or, in the case of shareholders residing outside Japan who do not have a tradable account with the tender offer agent (including corporate shareholders; the “Foreign Shareholders”), their standing proxies).

The purchase will be made in cash. The Tendering Shareholders may receive the proceeds of the Tender Offer, less any applicable withholding tax (Note), promptly on or after the date of commencement of settlement in the manner designated by the Tendering Shareholders (bank transfer fees may apply).

(Note) Regarding tax-related matters on shares purchased through the Tender Offer

*Shareholders should make their own decisions after consulting an expert including a certified tax accountant regarding any specific questions and concerns on tax matters.

(i) Taxation for individual shareholders who tendered in the Tender Offer is as follows.

(a)	If the Tendering Shareholder is a resident of Japan or a non-resident of Japan holding a permanent establishment in Japan

If the amount of proceeds to be delivered through the application for the Tender Offer exceeds the amount corresponding to the portion serving as the basis of such delivery of the amount of the Company’s stated capital (i.e. if the tender offer price per share exceeds the amount of stated capital per share of the Company), the amount corresponding to such portion in excess will be deemed as dividend, and thus taxed. In addition, the amount of proceeds to be delivered through the application for the Tender Offer less the amount to be deemed as dividends will be treated as income from share transfer. If there is no amount to be deemed as dividends (i.e. if the tender offer price per share is equal to or less than the amount of stated capital per share of the Company), the entire amount of cash to be delivered will be treated as income from share transfer.

The amount deemed as dividend will be taxed and withheld at the tax rate of 20.315% (comprising of income tax and special income tax for reconstruction (the “Special Income Tax for Reconstruction”) pursuant to the “Act on Special Measures for Securing Financial Resources Necessary to Implement Measures for Reconstruction following the Great East Japan Earthquake” (Act No. 117 of 2011, as amended)), which collectively account for 15.315%, and inhabitants tax, which accounts for 5%) (non-residents of Japan holding a permanent establishment in Japan are not required to pay the special collection of 5% inhabitants tax). Provided, however, that if the individual shareholder falls under the category of a large shareholder (the “Large Shareholder”) specified in Article 4-6-2, Paragraph 38 of the Order for Enforcement of the Act on Special Measures Concerning Taxation (Cabinet Order No. 43 of 1957, as amended), the amount equivalent to 20.42% (income tax and Special Income Tax for Reconstruction only) will be withheld. In addition, if the total shareolding ratio of the Tendering Shareholder who will receive the amount to be deemed as dividend and the corporation falling under the category of a family company under the Corporation Tax Act when such Tendering Shareholder is used as the base shareholder for the judgment accounts to three-hundredth (3/100) or more of the total number of issued shares, such amount to be deemed as dividend is subject to comprehensive taxation.

The amount of income from the share transfer less the acquisition costs for such shares is, in principle, subject to separate self-assessment taxation.

When tendering in the Tender Offer with shares in a tax-exempt account (the “Tax-Free Account”) provided in Article 37-14 (tax exemption on income from transfers of small amounts of publicly-traded shares in the Tax-Free Account) of the Act on Special Measures Concerning Taxation (Act No. 26 of 1957, as amended), and if the financial instruments business operator at which such Tax-Free Account is opened is Nomura Securities Co., Ltd., in principle, the income from the transfer of shares in the Tender Offer will be exempted from tax. In the case where the Tax-Free Account is opened at a financial instruments business operator other than Nomura Securities Co., Ltd., the handling may differ from the aforementioned.

(b)	If the Tendering Shareholder is a non-resident of Japan not holding any permanent establishments in Japan

The amount deemed as dividend will be taxed and withheld at the tax rate of 15.315% (income tax and Special Income Tax for Reconstruction only). Individual shareholders falling under the category of Large Shareholders are subject to withholding tax at the rate of 20.42% (income tax and Special Income Tax for Reconstruction only). Income incurred from such transfer will, in principle, not be taxed.

(ii) If the amount of proceeds to be delivered to corporate shareholders through the application for the Tender Offer exceeds the amount of shares corresponding to the portion serving as the basis of such delivery of the amount of the Company’s stated capital, the amount corresponding to such portion in excess will be deemed as dividend. The portion that is deemed as dividend is, in principle, subject to withholding tax at the rate of 15.315% (income tax and Special Income Tax for Reconstruction only).

Furthermore, the amount to be deemed as dividends, which shall be paid by the Company to the Tendering Shareholders (limited to corporations having its head office or principal office in Japan (domestic corporations)), who directly hold more than one-third (1/3) of the total number of issued shares of the Company on the record date for the payment of such dividends, will not be subject to income tax and Special Income Tax for Reconstruction, and thus will not be withheld.

Foreign Shareholders who wish to receive a reduction or exemption of income tax on the amount of such deemed dividend in accordance with the applicable tax convention should submit an application form for income tax convention to the tender offer agent together with the tender offer application form.

2.	Results of Tender Offer

(1)	Number of shares under the the Tender Offer

Class of shares	Number of shares expected to be purchased	Number of shares tendered and purchased in excess of the number of shares expected to be purchased	Number of shares tendered	Number of shares purchased
Common stock	290,122,345 shares	— shares	343,828,098 shares	290,122,375 shares

(2)	Calculation in the event of a purchase using the pro rata method

As the total number of shares tendered in the Tender Offer (the “Tendered Shares”) exceeds the number of shares expected to be purchased (290,122,345 shares), the Company will not purchase all or part of such excess shares, as described in the Public Notice of the Commencement of the Tender Offer and the Tender Offer Registration Statement. The Company will conduct delivery in connection with the purchase of shares and other settlements in accordance with the pro rata method provided for in Article 27-13, Paragraph 5 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “Act”) that is applied mutatis mutandis pursuant to Article 27-22-2, Paragraph 2 of the Act, and Article 21 of the Cabinet Office Order on Disclosure Required for Tender Offer for Listed Share Certificates by Issuers (Ministry of Finance Order No. 95 of 1994, as amended) (if the number of Tendered Shares includes shares of less than one unit (100 shares), the number of shares to be purchased as calculated using the pro rata method shall be up to the number of Tendered Shares).

As the total number of shares to be purchased from each Tendering Shareholder, which is calculated by rounding the number of shares of less than one unit resulting from the calculation using the pro rata method, exceeds the number of shares expected to be purchased, the number of shares to be purchased has been reduced by one unit (or, if the number of shares to be purchased as calculated using the pro rata method includes shares of less than one unit, the number of such shares of less than one unit) for each Tendering Shareholder, starting with the Tendering Shareholder with the largest number of shares rounded up as a result of rounding, to the extent that the total number of shares to be purchased does not fall below the number of shares expected to be purchased.

(Reference Information)

94,690,635 shares (shareholding ratio as of July 31, 2024: 0.70%) out of the 284,071,835 shares (shareholding ratio as of July 31, 2024 (Note): 2.11%) of the Company’s common stock held by Mitsui Sumitomo Insurance Company, Limited (“Mitsui Sumitomo Insurance”) (9th largest shareholder as of March 31, 2024), 5,158,520 shares (shareholding ratio as of July 31, 2024: 0.04%) out of the 15,475,420 shares (shareholding ratio as of July 31, 2024: 0.11%) of the Company’s common stock held by Aioi Nissay Dowa Insurance Co., Ltd. (“Aioi Nissay Dowa”), 85,107,800 shares (shareholding ratio as of July 31, 2024: 0.63%) out of the 255,323,570 shares (shareholding ratio as of July 31, 2024: 1.90%) of the Company’s common stock held by Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”) (10th largest shareholder as of March 31, 2024), 44,950,905 shares (shareholding ratio as of July 31, 2024: 0.33%) out of the 214,430,905 shares (shareholding ratio as of July 31, 2024: 1.59%) of the Company’s common stock held by MUFG Bank, Ltd. (“MUFG Bank”), all of the 11,546,010 shares (shareholding ratio as of July 31, 2024: 0.09%) of the Company’s common stock held by Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), 42,053,475 shares (shareholding ratio as of July 31, 2024: 0.31%) out of the 188,057,475 shares (shareholding ratio as of July 31, 2024: 1.40%) of the Company’s common stock held by Sumitomo Mitsui Banking Corporation (“SMBC”), and all of the 6,615,000 shares (shareholding ratio as of July 31, 2024: 0.05%) of the Company’s common stock held by SMBC Nikko Securities Inc. (“SMBC Nikko Securities”; together with Mitsui Sumitomo Insurance, Aioi Nissay Dowa, Tokio Marine & Nichido, MUFG Bank, MUTB and SMBC, the “Initial Prospective Tendering Shareholders”) (total: 290,122,345 shares (shareholding ratio as of July 31, 2024: 2.15%) out of the 975,520,215 shares (shareholding ratio as of July 31, 2024: 7.24%) of the Company’s common stock held by the Initial Prospective Tendering Shareholders as of today) have been tendered in the Tender Offer. However, as a result of the calculation using the pro rata method described above, Mitsui Sumitomo Insurance, Aioi Nissay Dowa, Tokio Marine & Nichido, MUFG Bank, MUTB, SMBC and SMBC Nikko Securities will hold the remaining 14,790,635 shares (shareholding ratio as of July 31, 2024: 0.11%), 805,720 shares (shareholding ratio as of July 31, 2024: 0.01%), 13,293,800 shares (shareholding ratio as of July 31, 2024: 0.10%), 7,021,305 shares (shareholding ratio as of July 31, 2024: 0.05%), 1,803,510 shares (shareholding ratio as of July 31, 2024: 0.01%), 6,568,775 shares (shareholding ratio as of July 31, 2024: 0.05%), and 1,033,300 shares (shareholding ratio as of July 31, 2024: 0.01%) of the Company’s common stock following the Tender Offer (total: 45,317,045 shares (shareholding ratio as of July 31, 2024: 0.34%)) (the “Remaining Shares of the Initial Prospective Tendering Shareholders”). Although the Company will consider how to deal with the Remaining Shares of the Initial Prospective Tendering Shareholders, including the possibility of additionally acquiring such shares within the framework of the repurchase of up to 410 million of its treasury shares for a total repurchase price of up to 1 trillion yen during the period from May 9, 2024 through April 30, 2025, as resolved at the meeting of the board of directors held on May 8, 2024, no decision has been made at this time.

(Note)	The “shareholding ratio as of July 31, 2024” is the ratio (rounded to the second decimal place) to the number of shares (13,469,569,081 shares) calculated by deducting the number of treasury shares held by the Company as of July 31, 2024 (2,325,418,379 shares) from the total number of issued shares (15,794,987,460 shares) as of that day as described in the “Share Buyback Report” filed by the Company on August 9, 2024. The same applies hereinafter.

3. Place where a copy of the Tender Offer Report will be made available for public inspection

TOYOTA MOTOR CORPORATION 1 Toyota-Cho, Toyota City, Aichi Prefecture

Tokyo Stock Exchange, Inc. 2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo

Nagoya Stock Exchange, Inc. 8-20, Sakae3-chome, Naka-ku, Nagoya

(Reference Information) Details of the repurchase of treasury shares resolved at the meeting of the board of directors held on May 8, 2024

(1)	Class of shares to be repurchased: the Company’s common stock

(2)	Total number of shares that may be repurchased: 410 million shares (maximum)

(3)	Total repurchase price of shares: 1 trillion yen (maximum)

(4)	Repurchase period: May 9, 2024 through April 30, 2025

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